                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)

                                Utix Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   918032-10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Jeffrey A. Rinde, Esq.
                               Bondy & Schloss LLP
                         60 East 42nd Street, 37th Floor
                               New York, NY 10165
                                 (212) 661-3535
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 28, 2004
--------------------------------------------------------------------------------
             (Date Of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918032-10 3

--------------------------------------------------------------------------------

1.       Names of Reporting Persons.         Strategic Development Partners, LLC
         I.R.S. Identification Nos. of above persons (entities only).

         30-0137915
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------


2.       Check the appropriate Box if a Member of a Group (See Instructions)

         (a)  [ ]
         (b)  [ ]

--------------------------------------------------------------------------------

3.       SEC Use Only
                      ----------------------------------------------------------

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  WC, OO
                                             -----------------------------------

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _______

--0-----------------------------------------------------------------------------

6.       Citizenship or Place of Organization  New York
                                               ---------------------------------

--------------------- ----------------------------------------------------------

--------------------- ----------------------------------------------------------

Number of             7.     Sole Voting Power          1,142,857
Shares                ----------------------------------------------------------
Beneficially
Owned by Each         8.     Shared Voting Power          0
Reporting             ----------------------------------------------------------
Person With
                      9.     Sole Dispositive Power          1,142,857
                      ----------------------------------------------------------

                      10.    Shared Dispositive Power          0
--------------------- ----------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  1,142,857
                                                                       ---------

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.      Percent of Class represented by Amount in Row (11)  6.1%
                                                             -------------------

--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)
                     OO
                  -------------------------------------------------------------

                  -------------------------------------------------------------

                  -------------------------------------------------------------

                  -------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Statement") relates to shares of common stock, $0.001 par value (the "Common Stock"), of Utix Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 170 Cambridge Street, Burlington, MA 01803.


ITEM 2. IDENTITY AND BACKGROUND

         (a) This Statement is filed by Strategic Development Partners, LLC, a New York limited liability company (the "Reporting Person"). By its signature on this Statement, the Reporting Person agrees that this Statement is filed on its behalf.

         The Reporting Person is filing this Statement pursuant to Rule 13d-1(a) under the Exchange Act of 1934, as amended (the "Act"), on its own behalf and not on behalf of any other party. Information with respect to the Reporting Person is given solely by such Reporting Person.

         (b) The Reporting Person's principal business address is 622 Third Avenue, 33rd Floor, New York, NY 10017.

         (c) The Reporting Person's principal business is as an advisory company.

         (d) The Reporting Person has not within the last five years been convicted in a criminal proceeding.

         (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a limited liability company organized under the laws of the State of New York.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As partial consideration for the advisory services to be provided to the Issuer by the Reporting Person, the Reporting Person received 1,142,857 shares of Common Stock (the "Shares"), which the Reporting Person purchased for $1,143. The Reporting Person purchased the Shares with funds from its working capital.

         In addition to the Shares, the Reporting Person received a five (5) year warrant to purchase 1,000,000 shares of Common Stock, at an exercise price of $0.35 per share (the "Warrant"). The Warrant is not exercisable until: (i) the Issuer completes one or more equity financings in the aggregate amount of at least $3.5 million ("Financing"), or (ii) May 28, 2005, whichever is sooner.

         Anything to the contrary notwithstanding, provided the Issuer receives gross proceeds of at least $2.5 million from the Financing, the Reporting Person shall be entitled to a pro rata portion of the Warrant. The Issuer shall have the right to call the Warrant at a price of $0.001 per share, on ten (10) days prior written notice, if it fails to receive gross proceeds of at least $2.5 million from the Financing on or before May 28, 2005.

         The Warrant contains a provision requiring that the Reporting Person shall only exercise the Warrant as to such number of shares of Common Stock, that, together with any other shares of Common Stock of the Issuer beneficially owned by the Reporting Person, would not result in the Reporting Person beneficially owning in excess of 9.9% of the issued and outstanding Common Stock, as determined in accordance with Section 13(d) of the Exchange Act of 1934, as amended, and regulations 13D-G thereunder.


ITEM 4. PURPOSE OF TRANSACTION

         On May 28, 2004, the Issuer entered into an engagement letter with the Reporting Person, whereby the Issuer retained the Reporting Person as its advisor, for a maximum period of six (6) months, with respect to an initial public offering of debt and/or equity securities of the Issuer on the Alternative Investment Market of the London Stock Exchange (the "AIM Financing"). In connection with such engagement, the Issuer agreed to pay the Reporting Person a monthly retainer of $25,000, in addition to the consideration described in Item 3 hereof.

         Upon consummation of any AIM Financing, the Issuer has agreed to provide the Reporting Person: (i) a success fee equal to five (5%) percent of the gross amount of the AIM Financing, and (ii) additional warrants to purchase Common Stock equal to five (5%) percent of the same type of securities or interests issued, conferred or granted in connection with the AIM Financing.

         Any warrant, or other securities convertible into shares of Common Stock, shall contain a provision requiring that the Reporting Person shall only exercise such security as to the number of shares of Common Stock, that, together with any other shares of Common Stock of the Issuer beneficially owned by the Reporting Person, would not result in the Reporting Person beneficially owning in excess of 9.9% of the issued and outstanding Common Stock, as determined in accordance with Section 13(d) of the Exchange Act of 1934, as amended, and regulations 13D-G thereunder.

         Other than as set forth above, the Reporting Person does not have any plans or proposals which would relate to or result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than as herein disclosed;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The only interest in the securities of the Issuer which the Reporting Person holds are the interests which have been described above in Items 3 and 4.

         As of the date hereof, the Issuer has 18,611,248 shares of Common Stock issued and outstanding.

         As of the date hereof, the Reporting Person (i) has sole voting power and sole dispositive power over 1,142,857 shares of Common Stock of the Issuer, and (ii) does not have shared voting power and dispositive power over any shares of Common Stock of the Issuer. As a result, the Reporting Person controls approximately 6.1% of the Issuer's outstanding Common Stock.

         Assuming the vesting and exercise of the Warrant held by the Reporting Person, subject to the Warrant's 9.9% limitation described in Item 3 above, the Reporting Person would control approximately 9.9% of the Issuer's outstanding Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any persons with respect to any securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                           STRATEGIC DEVELOPMENT PARTNERS, LLC



                                           By: /s/ Mark Isaacson
                                               ---------------------------------
                                               Mark Isaacson
                                               Managing Member



Dated: June 7, 2004